December 3, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (212) 670-4518

Mr. Richard B. Alsop
Senior Vice President & General Counsel Corporate Law
Office of General Counsel
Merrill Lynch & Co., Inc.
222 Broadway, 17th Floor
New York, NY 10038-2510

> **Re: Merrill Lynch & Co., Inc.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 001-07182**

Dear Mr. O'Neal:

We have reviewed your response letter to our comment letter dated August 21, 2007 and have the following comments. Please respond to our comments by December 17, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please date and file your initial response letter as correspondence on EDGAR as soon as possible.

2. We note your response to comment 5 of our letter dated August 21, 2007. Please tell us in more detail how disclosure of your target ROE levels for 2006 will affect potential acquisitions you enter into today. For example, please provide us a detailed example showing how your competitors could draw conclusions that could cause you competitive harm.

3. Please also advise us in more detail how disclosure of your financial, strategic, operating and leadership objectives would cause you competitive harm or explain to us why this information is otherwise not material. In addition, please clarify

what you mean in the last paragraph of your response. In particular, we note your statement that "the Staff is not requiring disclosure of internal targeted performance in this context but instead is requesting textual discussion." Please clarify your understanding in this regard or revise.

4. We also note your response to comment 10. It appears that you will comply with this comment in future filings. Please confirm that this is true. Refer to Q&A 4.05 of our Compliance and Disclosure Interpretations regarding Item 402 of Regulation S-K. These can be found at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

Please contact me at (202) 551-3708 with any questions.

Sincerely,

Lesli L. Sheppard
Special Counsel